Mail Stop 4561
via fax (602) 850-5001

October 6, 2009

Douglas S. Lindroth
Chief Financial Officer
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, AZ 85281

> **Re:** **Limelight Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-33508**

Dear Mr. Lindroth:

We have reviewed your response letter dated September 2, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III (Incorporated by Reference from Definitive Proxy Statement Filed April 27, 2009)

Item 11. Executive Compensation

Base Salary, page 18

1.   We refer to your response to our prior comment 7. Please provide clarification regarding the nature of the qualitative contributions or elements of performance that were evaluated or considered in setting each element of compensation.

Long –Term Incentive Program, page 19

2.	We refer to your response to our prior comment 11 relating to your stock option/restricted stock unit exchange program and note your statement that the exchange ratio used in the exchange offer was based on an approximate value neutral exchange ratio in the aggregate, determined by using fair value models provided by a third party consultant. Please briefly describe the fair value models and how they resulted in the exchange ratio used in the stock option/restricted stock unit exchange program. See Item 402(b)(1)(vi) of Regulation S-K.

3.	As a related matter, we note that the purposes of your exchange program, which permitted certain executive officers to exchange outstanding options with exercise prices above the fair market value of your common stock for restricted stock units, were to align the interests of the executive officer with shareholders and to retain the services of the executive officer. In your response, please explain in greater detail how your exchange program and your long-term incentive program in general, as it is currently implemented, aligns the interests of your named executive officers with shareholders. Making equity awards to executives on more favorable terms following stock price declines appears to be a special benefit not shared in by existing shareholders.

4.	In addition, please describe the circumstances and market conditions which led your compensation committee to believe that the exchange program and your long-term incentive program in general were necessary to retain the services of your named executive officers. In this regard, we note your statement on page 17 of your definitive proxy statement that "[i]n order to maintain competitiveness within the marketplace, [your company] considers … peer group data in determining its executive compensation." In your response, you should also tell us whether you considered the performance of the companies included in the peer group as it compares to your own.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief